[ARCH COAL, INC. LETTERHEAD]
August 2, 2006
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Karl Hiller, Branch Chief

Re:	Arch Western Resources, LLC Form 10-K for fiscal year ended December 31, 2005 Filed March 30, 2006 File No. 333-107569-03
Dear Mr. Hiller:
     I am writing this letter on behalf of Arch Western Resources, LLC (the “Company”) in response to the comment letter of the Staff of the Commission dated July 25, 2006 regarding the above-referenced periodic report. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2005
Financial Statements
Note 18 — Cash Flow, page F-18
We have read your response to prior comment two, explaining that a subsidiary of Arch Coal, Inc. holds 99.5% of your membership interests. However, since you have registered debt, we believe its holders would be interested in having your operating cash flows fairly stated. In this regard, the details about operating cash flows included within the condensed consolidating information disclosed in the notes to your financial statements to comply with Rule 3-10 of Regulation S-X should be prepared in accordance with GAAP. We have consulted with our Division Chief Accountant’s Office and continue to believe that you will need to amend your filing to report changes in the note receivable from Arch Coal, Inc. in the investing activities section of your statements of cash flows to comply with paragraph 17(a) of SFAS 95. We reissue prior comment two.
     The Company has decided to restate its Consolidated Statement of Cash Flows for each of the years ended December 31, 2005, 2004 and 2003 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 to correct the classification of the changes in amounts receivable from Arch Coal, Inc. The Company has filed, concurrently with this letter, a Current Report on Form 8-K in accordance with the instructions to Item 4.02 thereof and an amendment to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 to reflect the foregoing restatement.

     In addition, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the

U.S. Securities and Exchange Commission
August 2, 2006

filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of these filings, please contact Robert J. Messey at (314) 994-2930 or me at your earliest convenience.

Sincerely, /s/ Gregory A. Billhartz Gregory A. Billhartz

cc:	Robert J. Messey Craig Desnoyer Ernst & Young LLP Tracie Towner Roger Baer U.S. Securities and Exchange Commission